Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Six Months
	Ended June 30,
	2007
Earnings:
Income from continuing operations before income taxes and minority interest	$370.5
Portion of rents representative of interest expense	5.5
Interest on indebtedness, including amortization of deferred loan costs	40.9
Amortization of capitalized interest	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.6

Earnings, as adjusted	$417.5

Fixed Charges:
Portion of rents representative of interest expense	$5.5
Interest on indebtedness, including amortization of deferred loan costs	40.9
Capitalized interest	—

Total fixed charges	$46.4

Ratio of earnings to fixed charges	9.00	x